Exhibit (a)(15)



                      [Primark Corporation Letterhead]

                                News Release

 Contact:  Dana Kawiecki, Primark
           781.487.2124

       PRIMARK ANNOUNCES FINAL RESULTS OF DUTCH AUCTION TENDER OFFER


 WALTHAM, MA, June 26, 1998 - - Primark Corporation (NYSE/PSE: PMK) announced today the final results of its Dutch Auction self-tender offer. Under the terms of the Dutch Auction, which commenced on May 20, 1998, the Company offered to purchase for cash up to 4,000,000 shares of its issued and outstanding comon stock at a price not greater than $41.50 nor less than $34.00 per share. The Dutch Auction offer expired at midnight on June 17, 1998, New York City time. The number of Shares properly tendered and not withdrawn at the price of $34.00 or at the price determined under the Dutch Auction was 11,154,943. Because the Dutch Auction was oversubscribed, pursuant to the terms thereof, the Company increased the number of Shares purchased by 540,000 as permitted without requiring an extension of the Dutch Auction. Accordingly, the Company purchased 4,540,000 Shares at a price of $34.00 per Share.

 Of the 11,154,943 Shares tendered at $34.00 or at the price determined under the Dutch Auction, odd lots totaling 13,934 Shares were purchased in their entirety and the remaining 4,526,066 Shares were purchased on an approximately 41% pro rata basis. The Shares purchased pursuant to the Dutch Auction represented approximately 17% of the 27,147,699 Shares outstanding as of June 22, 1998. The Company expects that the depository will begin issuing payment on June 26, 1998 and will complete the payment process as soon as possible. Unpurchased shares will be returned promptly.

 Following the purchase of the shares through the Dutch Auction, the Company now has approximately 22.6 million shares of its common stock outstanding.

 As stated in its June 18, 1998 announcement, the Company intends to initiate an open market repurchase program for up to 2 million shares starting July 2, 1998. The Company plans to repurchase shares from time to time through open market and privately negotiated transactions at prices deemed appropriate by management.

 Primark Corporation (WWW.PRIMARK.COM), headquartered in Waltham, Massachusetts, is a $400 million global information services company that collects, integrates and delivers financial, economic and market research information. Primark, with customers in 61 countries and 80 offices in 21 countries, serves financial, corporate and government decision-makers worldwide.


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